Exhibit 99.2

IMPERIAL TOBACCO GROUP ACQUIRES CANADIAN FILTER TUBES BUSINESS

Imperial Tobacco Group PLC today announced the acquisition of the business and assets of the filter tubes manufacturer CTC Tube Company of Canada, strengthening the Group’s position in the growing papers and tubes markets and further enhancing its broad multi-product portfolio.  The net asset value of the business is US$10m and the consideration is not material in the context of Imperial Tobacco Group.

CTC Tube Company of Canada manufactures and sells filter tubes in Canada and the USA and also exports to various markets including Europe and the Far East.  The company produces Premier, one of the leading filter tube brands in the Canadian market.  This acquisition adds to Imperial Tobacco Group’s existing papers and tubes sales worldwide.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said: “We are delighted to have made this acquisition which complements and further strengthens our existing papers and tubes businesses.”

For further information contact:

Alex Parsons, Group Media Relations Manager

0117 933 7241

Nicola Tate, Investor Relations Manager

0117 933 7082